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                                                                     EXHIBIT 4.3
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                                   Amortizing Note

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SBIC License No. 05 / 05-5134                     Loan No.   #1
                                                           ------------

                                         NOTE
                                   ****************

$3,571,578                                     Date of Issuance:  March 31, 1993
                                                   Maturity Date:  April 1, 2000

Capital Dimensions Venture Fund, Inc. (the "SSBIC"), Two Appletree Square, Suite 335, Minneapolis, MN 55425-1637.

For value received, the SSBIC hereby promises to pay to the order of the U.S. Small Business Administration ("SBA") the principal sum of Three Million Five Hundred Seventy One Thousand Five Hundred Seventy Eight dollars ($3,571,578) (the "Original Principal Amount") at such location as SBA may direct and to pay principal and interest in the aggregate amount of $169,872.52 quarterly on July 1, 1993, October 1, 1993, January 1, 1994, April 1, 1994 and on each quarterly date thereafter through and including April 1, 2000 (the "Payment Dates"), as herein provided, at the rate of 8.375% per annum (the "Stated Interest Rate"). These payments constitute a direct reduction or level payment loan for 28 calendar quarters at an annual interest rate of 8.375%. To the extent that any portion of the unpaid principal hereof shall not be paid when due (whether by acceleration, in accordance with Section 5.6 of the Repurchase Agreement, or otherwise), such overdue amount shall bear interest at a penalty interest rate equal to the Stated Interest Rate plus 6% per annum, and such interest shall be payable on demand. The SSBIC shall deposit all payments with respect to this Note not later than 12:00 noon (Washington, D.C. time) on the applicable Payment Date or the next business day if the Payment Date is not a business day, all as directed by SBA.

This Note is issued by the SSBIC pursuant to the Specialized Small Business Investment Company 3% Preferred Stock Repurchase Agreement (the "Repurchase Agreement"), dated March 31, 1993, between the SSBIC and SBA and is subject to the regulations, as amended from time to time (the "Regulations"), under the Small Business Investment Act of 1958, as amended (15 U.S.C. Sections 661 ET. SEQ.), provided, however, that any events of default or conditions provided in the Regulations are incorporated herein as if fully set forth.

Upon the occurrence of an Event of Default under the Repurchase Agreement, the entire outstanding principal balance of this Note plus accrued interest may be declared immediately due and payable as provided in the Repurchase Agreement.

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The SSBIC may elect to prepay this Note in whole or in part, without penalty, on any July 1, October 1, January 1, or April 1 in the manner and at the price as next described. For any prepayment in whole, the prepayment price shall be an amount equal to the outstanding principal balance of this Note as of such scheduled payment date. For any prepayment in part, the prepayment price may be any amount. Partial prepayments shall be applied to the outstanding principal balance of the loan as of the date of prepayment. In the event of a partial prepayment, a new quarterly level payment amount will be determined, based on the Stated Interest Rate, the number of quarterly payments remaining to the original maturity date, and the balance of the loan following the partial prepayment. All prepayments shall be sent to SBA or such agent as SBA shall direct, in immediately available funds.

No portion of the principal sum of this Note or the interest thereon, or any prepayment if the SSBIC elects to prepay this Note, may be derived, directly or indirectly, from the issuance of preferred stock to SBA or from funds acquired or borrowed from SBA after November 21, 1989. Payments made within 90 days of such issuance of preferred stock or receipt of subsidized funds shall be presumed to have been derived therefrom. It is explicitly recognized by SBA and the SSBIC that the refinancing of $3,000,000 of the SBIC's Debentures by way of the purchase by SBA of $3,000,000 of 4% Preferred Stock will not be deemed to be funds acquired or borrowed from SBA with respect to the conditions and limitations of this paragraph.

The outstanding principal amount of this Note shall be included in the aggregate amount of debentures outstanding for purposes of determining the amount of Leverage (as defined in 13 C.F.R. Section 107.3) available to the SSBIC.

The terms and conditions of this Note shall be construed in accordance with, and its validity and enforcement governed by, applicable Federal law.

Should any provision of this Note or any of the Repurchase Documents (as defined in the Repurchase Agreement) be declared illegal or unenforceable by a court of competent jurisdiction, the remaining provisions shall remain in full force and effect and this Note shall be construed as if said provisions were not contained herein.

All notices to the SSBIC which are required or may be given under this Note shall be sufficient in all respects if sent to the above-noted address of the SSBIC. For the purposes of this Note, the SSBIC may change this address only upon written approval of SBA.

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IN WITNESS WHEREOF, the SSBIC has caused this Note to be signed by its duly authorized officer and its corporate seal to be hereunto affixed and attested by its Secretary or Assistant Secretary as of the date of issuance stated above.

CORPORATE SEAL




                         CAPITAL DIMENSIONS VENTURE FUND, INC.


                         By: /s/ Dean Pickerell
                             -------------------------------------------------

ATTEST:                  Dean Pickerell, President


   /s/ Thomas F. Hunt, Jr.
---------------------------------
Secretary